82-334

Results 2002 Interim Report as of September 30

02060400

Deutsche Bank

Deutsche Bank The Group at a glance

	Nine months ended Sep 30, 2002	Nine months ended Sep 30, 2001
Share price high	€ 82.65	€ 105.70
Share price low	€ 46.05	€ 43.20
Basic earnings per share	€ 0.81	€ 1.95
Modified basic earnings per share[1]	€ 5.09	€ 4.58
Return on average total shareholders' equity[2]	1.7 %	5.5 %
Adjusted return on average active equity[1,3]	13.3 %	12.5 %
Cost/income ratio[4]	76.7 %	82.6 %
Adjusted cost/income ratio[5]	73.9 %	82.6 %
	€ m.	**€ m.**
Total revenues	21,148	23,005
Provision for loan losses	1,611	468
Total noninterest expenses	16,225	19,621
Income before income tax expense and effects of accounting and tax rate changes	3,312	2,916
Income after income tax expense and before effects of accounting and tax rate changes	3,168	2,237
Net income	502	1,211
	Sep 30, 2002 € m.	**Dec 31, 2001 € m.**
Total assets	831,446	918,222
Loans, net	187,433	259,838
Shareholders' equity	32,142	40,193
BIS capital ratio	12.0 %	12.1 %
BIS core capital ratio	8.9 %	8.1 %
	Number	**Number**
Branches	1,804	2,099
Employees (full time equivalents)	81,976	86,524
Long-term rating		
Moody's Investors Service, New York	Aa3	Aa3
Standard & Poor's, New York	AA–	AA
Fitch IBCA, London	AA–	AA

[1] Net income used to calculate modified basic earnings per share is adjusted for the reversal of the credit recorded under U.S. GAAP for the change in German tax rates, for the effect of accounting changes, and in 2001, adjusted for amortization of goodwill and other intangible assets.
[2] Net income in 2001 is adjusted for amortization of goodwill and other intangible assets.
[3] We calculate an adjusted measure of our return on equity to make it easier to compare us to our competitors. We refer to this adjusted measure as our "active equity". However, this is not a measure of performance under U.S. GAAP and you should not compare our ratio to other companies' ratios without considering the differences in calculation of the ratios. The principal items for which we adjust our ratio are the aggregate unrealized gains and losses in our portfolio of shareholdings in publicly-listed industrial companies and the related tax effect. We include realized gains and losses and the related tax effect in "active equity" from the time the shareholdings are sold and the related gains are employed by our businesses.
[4] Total noninterest expenses as a percentage of net interest revenues before provision for loan losses, plus noninterest revenues, and in 2001, adjusted for amortization of goodwill and other intangible assets.
[5] Total noninterest expenses (excluding amortization of goodwill and other intangible assets and restructuring activities) as a percentage of net interest revenues before provision for loan losses, plus noninterest revenues (excluding amortization of negative goodwill).

Ladies and Gentlemen,

In our last Interim Report I expressed a rather skeptical view on the world's financial markets and economies. We expected, and prepared ourselves for, a continuously challenging operating environment. Unfortunately, reality proved us right: global economic growth is suffering again and sentiment has clearly deteriorated on both sides of the Atlantic. Defaults are rising in number while recovery rates have fallen. Investors' confidence in the integrity of stock markets and their participants is still at a very low level, and a threat of war in the Middle East further increases the risk to the world economy.

To make matters worse, these conditions drove down stock markets around the globe. In the twelve months ending September 30, the S&P 500 and the FTSE 100 fell by 22 %, the DAX by 35 %. However, Deutsche Bank shares, although pulled down like most other German stocks, held up relatively well, declining only 19 % in the same period. By showing a better share price performance than quite a few of our international competitors we moved up in ranking by market capitalization from 34th place a year ago to 23rd at the end of the third quarter.

The difficult environment with depressed primary and secondary financial markets has impacted directly and indirectly on Deutsche Bank's results in the third quarter. The underlying pre-tax profit was € 74 million which clearly didn't satisfy us. Compared with the third quarter of 2001 it was driven by an 11 % decline in underlying revenues, reflecting the challenging market conditions, and higher loan-loss provisions, mirroring the deteriorating credit environment. We also used the third quarter to further enhance the quality of our balance sheet. As a result of our improved risk management processes we have changed the measure for calculating our other inherent loss allowance. Furthermore we have taken another loss from our equity holding in Gerling, the insurance group. All this leads to a reported pre-tax loss of € 181 million in the third quarter. For the first nine months of 2002, however, the pre-tax profit of € 3.3 billion is still 14 % ahead of the same period last year which is partly due to the reduction of our cost base by € 1.9 billion.

We also continued to make progress on our four key strategic initiatives which we initiated with hindsight, just at the right time and which we consider decisive for our success. Let me give you a brief update on the progress made so far:

– Focus on current earnings:
Despite the tough times we are on track with regard to profitability. While in the first nine months of 2002 revenues declined by 8 %, we were able to reduce our operating cost base by 11 %. In achieving our cost saving target of € 2 billion per annum we are ahead of plan. A major element of this program is the reduction of our workforce by up

to 14,500 by the end of 2003. To this end, approximately 10,000 employees have already left or will do so shortly.

– Further improvement of capital and balance sheet management:
In our target of further reducing risk-weighted assets and our loan book, we made considerable progress in the reporting period, one important step being the deconsolidation of Eurohypo. Compared with the end of last year, risk-weighted assets came down by 12 %, loans outstanding by 28 %. The share buy-back program launched in June was continued in the third quarter. As of the end of September roughly 36 % of the authorized volume had been bought back. We are managing our strong capital base very carefully and are committed to maintaining a BIS Tier I capital ratio at the upper end of 8–9 %.

– Focus on core businesses:
As announced we continued our divestments of non-core businesses. In September we signed definitive agreements for the disposals of Deutsche Financial Services to GE Commercial Finance and our Passive Asset Management business to Northern Trust. We have also entered into exclusive negotiations with State Street Corporation on the sale of substantial parts of our Global Securities Services business, and with IBM on the outsourcing of our IT infrastructure in Continental Europe. Additional agreements on further outsourcing projects, e.g. real estate management, are well underway. These initiatives are designed to reduce our annual cost base by approximately € 1.4 billion, risk-weighted assets by almost € 10 billion and our headcount by approximately 8,000.

– Optimization of the PCAM franchise:
In October we began combining what had formerly been separately offered services for our private and business clients under a single management and the Deutsche Bank brand. Once completed, the new Corporate Division "Private & Business Clients" will serve attractive customer groups in line with their needs in our key markets of Germany, Italy and Spain, as well as in Belgium, Portugal, Poland and the Netherlands. With 12.6 million private and business customers throughout Europe, of whom 8.3 million are in our home market in Germany, Private & Business Clients has a very solid starting position. In addition, I can report that the integration of Scudder and Deutsche Asset Management in the U.S. is well ahead of our internal schedule.

In concluding I would like to stress that today Deutsche Bank owns a strong financial services platform with unique breadth and regional diversity. Last year, for instance, only 39 % of our total revenues were generated in Germany with the remaining 61 % coming from abroad. You may also rest assured that the senior management of Deutsche Bank is committed to aggressively, yet prudently, making those adjustments necessary to put Deutsche Bank in the strongest possible competitive position and to preserve the confidence in our franchise. By proactively addressing the nonperforming elements of our business portfolio, we are convinced that Deutsche Bank will weather the current storm

successfully. With the measures taken, as evidenced by the good results of our cost cutting and ongoing risk reduction, we are well positioned to benefit greatly from a market upturn.

With only two more months to go in the year, we are confident that we will be able to report a satisfying full-year 2002 result which will demonstrate the resilience of our business model even in this gloomy environment.

Yours sincerely,

Josef Ackermann
Spokesman of the Board of Managing Directors
Chairman of the Group Executive Committee

Frankfurt am Main, October 2002

Discussion of Results

Income (loss) before income tax expense (benefit) and effects of accounting and tax rate changes

Income (loss) before income tax expense (benefit) and effects of accounting and tax rate changes in the third quarter of 2002 was € (181) million, compared to € 2.2 billion in the second quarter of 2002 and € 363 million in the third quarter of 2001, a decline of € 2.4 billion and € 544 million, respectively. Lower revenues, higher provisions for credit losses and net loss from equity investments negatively impacted the results for the current quarter partly offset by reductions in noninterest expenses.

Income (loss) after income tax expense (benefit) and before effects of accounting and tax rate changes

Income (loss) after income tax expense (benefit) and before effects of accounting and tax rate changes in the third quarter of 2002 was € (169) million, compared to € 2.1 billion in the second quarter of 2002 and € 29 million in the third quarter of 2001, decreases of € 2.2 billion and € 198 million, respectively.

Net income (loss)

Net income (loss) in the third quarter of 2002 was € (299) million, compared to € 204 million in the second quarter of 2002 and € (5) million in the third quarter of 2001, decreases of € 503 million and € 294 million, respectively.

Net interest revenues

Net interest revenues totaled € 1.7 billion in the third quarter of 2002, compared to € 2.3 billion in the second quarter of 2002 and € 1.8 billion in the third quarter of 2001.

Under U.S. GAAP, trading-related interest (i.e. interest revenues and expenses on trading assets and liabilities) is reported in net interest revenues. The net interest cash flows from derivative transactions that do not qualify for hedge accounting treatment are included in trading revenues, net.

Had these transactions all qualified as hedges for accounting purposes, and excluding trading-related interest and funding costs, net interest revenues would have been € 1.1 billion in the third quarter of 2002 compared to € 1.5 billion in the second quarter of 2002, and € 1.6 billion in the third quarter of 2001.

The decrease compared to the second quarter of 2002 was due mainly to a decline in dividends on securities in the available for sale portfolio as the second quarter is generally the highest dividend-paying quarter. In addition, the merger of our mortgage bank subsidiary Eurohypo with the mortgage bank subsidiaries of Dresdner Bank AG and Commerzbank AG in the current quarter also contributed to the overall decrease. The resulting deconsolidation of Eurohypo from our financial statements also reduced our total assets by € 71 billion, of which loans were € 56 billion. Long-term debt was reduced by € 68 billion. We now own approximately 35 % of the newly-merged company, also called Eurohypo, and account for this investment under the equity method.

The decline compared to the third quarter of 2001 was primarily due to the sale in the second quarter of 2002 of most of our insurance business, the merger of our Eurohypo mortgage banking subsidiary in the third quarter of 2002 and lower dividends on securities in the available for sale portfolio.

Commissions and fee revenues

Commissions and fee revenues were € 2.5 billion for the third quarter of 2002, compared to € 3.0 billion for the second quarter of 2002 and € 2.5 billion in the third quarter of 2001.

The decrease compared to the second quarter was largely due to a decline of € 287 million, or 56 %, in underwriting and advisory fees as weakness continued in the equity and debt underwriting markets. In addition, brokerage fees decreased € 114 million as a result of lower transaction volumes in the third quarter.

A comparison of the third quarter of 2002 to the third quarter of 2001 shows an increase of € 170 million in commissions for assets under management, due mainly to the acquisition of the Scudder asset management business in the second quarter of 2002, which largely offset the declines in most other fee categories, especially in underwriting and advisory.

Insurance premiums

Insurance premiums declined by approximately 96 % compared to the third quarter of 2001 resulting from the sale of most of our insurance business, including our subsidiaries in Germany, Spain, Italy, and Portugal, to Zurich Financial Services. Most of this decline was offset by a decline in policyholder benefits and claims. We will continue to be the exclusive distributor of insurance products from our former subsidiaries to our clients in the respective countries.

Trading revenues, net

Trading revenues, net for the third quarter of 2002 were € 904 million compared to € 1.0 billion in the second quarter of 2002 and € 2.0 billion in the third quarter of 2001.

"Trading Performance" represents the reported trading revenues adjusted by adding trading-related net interest and by deducting interest cash flows on non-trading derivatives not qualifying for hedge accounting.

"Trading performance" for the third quarter of 2002 was € 1.5 billion compared to € 1.8 billion in the second quarter of 2002 and € 2.2 billion in the third quarter of 2001. Lower results from interest and credit trading contributed to the decline in the current quarter compared to the second quarter of 2002 and third quarter of 2001. Nevertheless, these results demonstrate the strength of our capital markets franchise which generated significant revenues in a difficult market environment.

Net gains on securities available for sale

Net gains on securities available for sale totaled € 36 million for the third quarter of 2002 compared to € 1.9 billion for the second quarter of 2002 and € 59 million in the third quarter of 2001.

The second quarter of 2002 included gains on the sale of our remaining holdings in Munich Re and, to a lesser extent, some of our holdings in Allianz. Slightly offsetting these gains in the second quarter were write-downs on certain available for sale securities due to other-than-temporary impairments.

Net loss from equity investments

Net loss from equity investments was € 266 million in the third quarter of 2002, compared to a net loss of € 334 million in the second quarter of 2002 and a net loss of € 36 million in the third quarter of 2001.

The loss in both the third quarter and second quarter of 2002 was primarily attributable to a single investment.

Other revenues

Other revenues totaled € 543 million in the third quarter of 2002, compared to € 184 million in the second quarter of 2002 and net negative revenues of € 386 million in the third quarter of 2001.

The current quarter included a net gain of € 390 million from the deemed sale of a partial interest of Eurohypo in the aforementioned merger.

The second quarter included a net gain of € 515 million on the disposal of most of our insurance subsidiaries, partially offset by write-downs on the value of a subsidiary held for sale and on other investments, including certain private equity investments.

The prior year quarter included net write-downs for other-than-temporary impairments on certain private equity investments.

Total provision for credit losses

The total provision for credit losses was € 790 million for the third quarter of 2002 compared to € 511 million for the second quarter of 2002 and € 114 million for the third quarter of 2001. The provision for credit losses is comprised of net new specific loan loss provisions as well as net provisions for smaller-balance standardized homogeneous exposures, net country risk provisions and net other inherent losses.

In the third quarter of 2002 the total provision for credit losses included € 753 million for on-balance sheet risk, which is reported in the provision for loan losses line, and € 37 million for off-balance sheet positions, which is recorded in the other expenses line.

The total provision for credit losses of € 790 million for the third quarter of 2002 is primarily due to provisions raised to address the downturn in the telecom industry and specific loan loss provisions for certain exposures within our German portfolio and the Americas.

Also, € 200 million of our third quarter provision for credit losses reflects a change in the measurement of our other inherent loss allowance. This change was made in order to make the provision more sensitive to the prevailing credit environment and less based on historical experience.

Included in our total provision for credit losses is a small provision for a € 0.7 billion collateralized nonaccrual loan to a German client. After the Bank took title to the collateral 26 % of it was sold for cash to a third party in early October 2002. The level of provision reflects the acquisition value of the collateral and the cash proceeds from the sale.

Compensation and benefits

Compensation and benefits were € 2.9 billion for the third quarter of 2002, essentially unchanged compared to the second quarter of 2002 and the third quarter of 2001.

Although the third quarter of 2002 was unchanged compared to both the second quarter of 2002 and the third quarter of 2001, there were various offsetting factors, including headcount reductions from the sale or merger of some of our businesses and restructuring activities and increased headcount from the integration of the Scudder asset management business. We expect further headcount reductions in 2002 as a result of previously announced restructuring and realignment initiatives. The third quarter of 2002 also reflects a net loss on hedges of share-based compensation expense.

Policyholder benefits and claims

Consistent with the decline in insurance premiums due to the sale of most of our insurance business to Zurich Financial Services, policyholder benefits and claims declined by approximately 96 % compared to the third quarter of 2001.

Goodwill amortization

As of January 1, 2002 in accordance with SFAS 142, "Goodwill and Other Intangible Assets", goodwill is no longer amortized. The third quarter of 2001 included € 225 million of goodwill amortization.

Restructuring activities

There were no restructuring charges in the third quarter of 2002 and the Bank does not envisage any further restructuring charges in 2002.

In the second quarter of 2002, the Group Board approved an additional restructuring plan of € 265 million related to the Corporate and Investment Banking (CIB) Division, which will be implemented by the end of the first half of 2003. This restructuring results from detailed business reviews and reflects our outlook for the markets in which we operate. It related to banking coverage, execution and relationship management processes; custody; trade finance and other transaction banking activities; and the related technology, settlement, real estate and other support functions. This plan affects approximately 1,970 staff across all grades. These reductions are in addition to the previously announced Group-wide figure of 9,200 employees and approximately 1,500 employees from the Scudder asset management business.

We have also identified further measures, in addition to those described above, which related to Private Clients and Asset Management (PCAM) and infrastructure areas. These will result in a further reduction of approximately 1,800 staff in Germany and Continental Europe. These measures follow the creation of an integrated Private and Business Clients unit, and the rationalization of our credit risk management processes. They are subject to negotiation and agreement with the relevant Workers Councils.

Headcount reductions for the aforementioned restructuring and realignment initiatives total 14,470.

There were no restructuring charges in the third quarter of 2001.

Remainder of noninterest expenses

The remainder of noninterest expenses were € 1.9 billion in the third quarter of 2002, compared to € 2.1 billion in the second quarter of 2002 and € 2.3 billion in the third quarter of 2001. Most individual categories within the remainder of noninterest expenses decreased compared to both the second quarter of 2002 and the third quarter of 2001.

Income tax expense (benefit)

In the third quarter of 2002, we recorded an income tax benefit of € 12 million. We recorded income tax expense of € 150 million in the second quarter of 2002 and € 334 million in the third quarter of 2001. The tax amounts in each quarter reflect various tax-exempt and non-tax deductible items such as the significant gains, losses and valuation adjustments related to equity securities and other investments.

Reversal of the credit recorded under U.S. GAAP for the change in German tax rates

The effects of German Tax Reform Legislation on the accounting for taxes are described in detail on pages 26 and 27 of this Interim Report.

Due to sales of eligible equity securities that had deferred tax provisions within other comprehensive income, we reversed € 130 million in the third quarter of 2002, € 1.9 billion in the second quarter of 2002 and € 34 million in the third quarter of 2001 previously recorded under U.S. GAAP for the change in German tax rates.

These reversals have no economic effect on our earnings, are non-cash items and do not reflect actual tax liabilities, as the gain on the sale of our eligible equity securities, including our industrial holdings, is not subject to any income taxes.

Cumulative effect of accounting changes, net of tax

Cumulative effect of accounting changes, net of tax represented the effects from the implementation of the new accounting standards SFAS 141 and 142 resulting in the recognition of income (net of tax) of € 37 million in the first quarter of 2002 from the required elimination of negative goodwill.

Segmental Results of Operations

The segmental results of operations are based on our internal management information systems and show the contribution of the individual group divisions and corporate divisions to the Group's results. For the reconciliation of the results of the segments to the consolidated Group, please refer to pages 33–35 of this Interim Report.

Corporate and Investment Bank

Corporate and Investment Bank

		Three months ended		Nine months ended	
in € m.	Sep 30, 2002	Jun 30, 2002[1]	Sep 30, 2001[1]	Sep 30, 2002	Sep 30, 2001[1]
Origination	132	324	64	529	625
Equity	68	226	(13)	240	250
Debt	64	98	77	289	375
Sales & Trading	1,830	2,097	2,394	6,396	7,753
Equity	620	656	760	2,005	3,196
Debt and other products	1,210	1,441	1,634	4,391	4,557
Advisory	123	130	106	373	431
Loan products	572	661	667	1,911	2,306
Transaction services	667	685	733	2,072	2,289
Other	(71)	(30)	(70)	(176)	(21)
Net revenues	**3,253**	**3,867**	**3,894**	**11,105**	**13,383**
Provision for loan losses	(643)	(504)	1	(1,316)	(157)
Provision for off-balance sheet positions	(38)	85	6	(79)	(101)
Provision for credit losses	**(681)**	**(419)**	**7**	**(1,395)**	**(258)**
Operating cost base[2]	(2,810)	(2,840)	(3,141)	(8,687)	(10,313)
Income (loss) before nonoperating costs	**(238)**	**608**	**760**	**1,023**	**2,812**
Average active equity	16,262	16,464	17,964	16,262	18,619
Adjusted return on average active equity in %[3]	(6)	15	17	8	20
Cost/income ratio in %[4]	86	73	81	78	77

[1] Restated.
[2] Noninterest expenses excluding nonoperating costs (goodwill amortization, severance payments, restructuring activities, minority interest), provision for off-balance sheet positions and policyholder benefits and claims.
[3] Income before nonoperating costs divided by average active equity. Regarding our definition of active equity, see footnote 3 on cover page of this Interim Report.
[4] Operating cost base and policyholder benefits and claims divided by net revenues.

The Corporate and Investment Bank (CIB) continued to face difficult market conditions throughout the third quarter of 2002 resulting in a loss before nonoperating costs of € 238 million. Provision for credit losses in the third quarter of 2002 totaled € 681 million, which included € 200 million reflecting a change in the measurement of our other inherent loss allowance. This change was made in order to make the provision more sensitive to the prevailing credit environment and less based on historical experience. CIB's

operating cost base is continuing to show reductions resulting from measures taken to improve operating efficiency and to control discretionary spending. From a year to date perspective, these measures led to cost reductions which almost offset the decline in revenues which was driven by the very challenging market environment. As a consequence, the cost/income ratio was essentially unchanged year on year.

Corporate Banking & Securities

Corporate Banking & Securities

	Three months ended			Nine months ended	
in € m.	**Sep 30, 2002**	**Jun 30, 2002[1]**	**Sep 30, 2001[1]**	**Sep 30, 2002**	**Sep 30, 2001[1]**
Origination	132	324	64	529	625
Equity	68	226	(13)	240	250
Debt	64	98	77	289	375
Sales & Trading	1,830	2,097	2,394	6,396	7,753
Equity	620	656	760	2,005	3,196
Debt and other products	1,210	1,441	1,634	4,391	4,557
Advisory	123	130	106	373	431
Loan products	572	661	667	1,911	2,306
Other	(70)	(30)	(69)	(176)	(21)
Net revenues	**2,587**	**3,182**	**3,162**	**9,033**	**11,094**
Provision for loan losses	(629)	(521)	1	(1,324)	(159)
Provision for off-balance sheet positions	(63)	44	20	(85)	(111)
Provision for credit losses	**(692)**	**(477)**	**21**	**(1,409)**	**(270)**
Operating cost base[2]	(2,244)	(2,269)	(2,541)	(6,967)	(8,506)
Income (loss) before nonoperating costs	**(349)**	**436**	**642**	**657**	**2,318**
Average active equity	14,402	14,314	15,297	14,402	15,851
Adjusted return on average active equity in %[3]	(10)	12	17	6	19
Cost/income ratio in %[4]	87	71	80	77	77

[1] Restated.
[2] Noninterest expenses excluding nonoperating costs (goodwill amortization, severance payments, restructuring activities, minority interest), provision for off-balance sheet positions and policyholder benefits and claims.
[3] Income before nonoperating costs divided by average active equity. Regarding our definition of active equity, see footnote 3 on cover page of this Interim Report.
[4] Operating cost base and policyholder benefits and claims divided by net revenues.

Corporate Banking & Securities recorded a loss before nonoperating costs of € 349 million compared to income before nonoperating costs of € 642 million in the same period last year.

As a result of the prevailing market conditions, net revenues in the third quarter of 2002 were approximately 20 % below the comparative quarters of 2002 and 2001. The largest revenue declines were attributable to Sales & Trading (debt and other products), where customer volumes were significantly lower than those in both the second quarter of 2002 and the third quarter of 2001. Net revenues from loan products decreased due to

lower interest rates and loan book reductions reflecting our activities to reduce credit exposure.

The provision for credit losses of € 692 million in the third quarter of 2002 was mainly attributable to the aforementioned change in the measurement of our other inherent loss allowance and to provisions relating to the ongoing downturn in the telecom industry and to certain exposures in the Americas and our German portfolio. Included in Corporate Banking & Securities' total provision for credit losses is a small provision for a € 0.7 billion collateralized nonaccrual loan to a German client as described above.

Our cost management activities led to a further decline of the operating cost base in the third quarter of 2002. Included in the operating cost base of the third quarter of 2002 was a net loss from non-trading equity derivatives used to hedge share-based compensation expenses. The increase of the cost/income ratio compared to the second quarter of 2002 and to the third quarter of 2001 was attributable to the material effect of lower customer flows on revenues. The cost/income ratio for January to September 2002 was unchanged compared to the same period in 2001.

Global Transaction Banking

Global Transaction Banking

in € m.	Sep 30, 2002	Three months ended Jun 30, 2002[1]	Sep 30, 2001[1]	Nine months ended Sep 30, 2002	Sep 30, 2001[1]
Net revenues	**667**	**685**	**733**	**2,072**	**2,289**
Provision for loan losses	(15)	17	0	8	2
Provision for off-balance sheet positions	25	41	(14)	6	10
Provision for credit losses	**10**	**58**	**(14)**	**14**	**12**
Operating cost base[2]	(567)	(571)	(601)	(1,720)	(1,807)
Income before nonoperating costs	**110**	**172**	**118**	**366**	**494**
Average active equity	1,860	2,150	2,666	1,860	2,768
Adjusted return on average active equity in %[3]	24	32	18	26	24
Cost/income ratio in %[4]	85	83	82	83	79

[1] Restated.
[2] Noninterest expenses excluding nonoperating costs (goodwill amortization, severance payments, restructuring activities, minority interest), provision for off-balance sheet positions and policyholder benefits and claims.
[3] Income before nonoperating costs divided by average active equity. Regarding our definition of active equity, see footnote 3 on cover page of this Interim Report.
[4] Operating cost base and policyholder benefits and claims divided by net revenues.

Global Transaction Banking's income before nonoperating costs of € 110 million in the third quarter of 2002 was € 8 million below the same period of 2001 and € 62 million below the second quarter of 2002.

Net revenues declined against both the second quarter of 2002 and the third quarter of 2001 due to reductions in interest rate margins and lower transaction volumes.

Provision for credit losses was a net release of € 10 million in the third quarter of 2002 compared to a net release of € 58 million in the second quarter of 2002, which was mainly due to provision transfers to Corporate Banking & Securities.

The reduced operating cost base compared to both the second quarter of 2002 and the third quarter of 2001 reflected the benefits of the division's cost saving initiatives.

In the third quarter of 2002, Deutsche Bank entered into exclusive negotiations to sell a substantial part of its Global Securities Services business. The related assets and liabilities, which are not material to the Group's total assets and liabilities, are deemed to be held for sale.

Private Clients and Asset Management

in € m.	Sep 30, 2002	Three months ended Jun 30, 2002[1]	Sep 30, 2001[1]	Nine months ended Sep 30, 2002	Sep 30, 2001[1]
Portfolio/fund management	722	774	595	2,015	1,709
Advisory	258	311	298	909	1,034
Loan/deposit products	618	619	634	1,874	1,870
Transaction fees	158	146	153	450	464
Insurance business	41	75	716	910	2,570
Other	92	606	60	757	203
Net revenues	**1,889**	**2,531**	**2,456**	**6,915**	**7,850**
Provision for loan losses	(79)	(48)	(46)	(181)	(127)
Provision for off-balance sheet positions	1	(1)	0	0	0
Provision for credit losses	**(78)**	**(49)**	**(46)**	**(181)**	**(127)**
Policyholder benefits and claims	(4)	(30)	(593)	(674)	(2,155)
Operating cost base[2]	(1,591)	(1,691)	(1,708)	(4,866)	(5,250)
Income before nonoperating costs	**216**	**761**	**109**	**1,194**	**318**
Average active equity	4,563	4,603	4,475	4,563	4,153
Adjusted return on average active equity in %[3]	19	66	10	35	10
Cost/income ratio in %[4]	84	68	94	80	94
Additional information:					
Results of sold insurance and related activities					
Insurance business	0	25	694	780	2,457
Other	0	515	0	515	0
Net revenues	**0**	**540**	**694**	**1,295**	**2,457**
Provision for credit losses	**0**	**0**	**(2)**	**0**	**(2)**
Policyholder benefits and claims	0	(21)	(585)	(650)	(2,119)
Operating cost base[2]	0	(7)	(93)	(102)	(274)
Income before nonoperating costs	**0**	**512**	**14**	**543**	**62**

[1] Restated.
[2] Noninterest expenses excluding nonoperating costs (goodwill amortization, severance payments, restructuring activities, minority interest), provision for off-balance sheet positions and policyholder benefits and claims.
[3] Income before nonoperating costs divided by average active equity. Regarding our definition of active equity, see footnote 3 on cover page of this Interim Report.
[4] Operating cost base and policyholder benefits and claims divided by net revenues.

Private Clients and Asset Management's (PCAM) income before nonoperating costs was € 216 million in the third quarter of 2002 compared to € 761 million in the second quarter of 2002. The second quarter of 2002 included a net gain of € 515 million on the disposal of most of PCAM's insurance and related activities. Adjusted for the results of the sold

activities, income before nonoperating costs declined by € 33 million from the second quarter of 2002 and was primarily attributable to lower revenues in Private Banking. Compared to the third quarter of 2001, PCAM's income before nonoperating costs improved significantly by € 107 million (or € 121 million excluding the results of the sold activities). This increase was primarily attributable to efficiency gains in Personal Banking.

Asset Management

Asset Management

in € m.	Sep 30, 2002	Jun 30, 2002[1]	Sep 30, 2001[1]	Sep 30, 2002	Sep 30, 2001[1]
	Three months ended			Nine months ended	
Portfolio/fund management	604	620	427	1,604	1,241
Insurance business	10	8	(9)	28	31
Other	35	41	51	110	156
Net revenues	**649**	**669**	**469**	**1,742**	**1,428**
Provision for loan losses	3	0	2	3	(12)
Provision for off-balance sheet positions	0	0	0	0	0
Provision for credit losses	**3**	**0**	**2**	**3**	**(12)**
Policyholder benefits and claims	(5)	(8)	(8)	(24)	(34)
Operating cost base[2]	(578)	(581)	(395)	(1,518)	(1,279)
Income before nonoperating costs	**69**	**80**	**68**	**203**	**103**
Average active equity	2,720	2,781	2,399	2,720	2,034
Adjusted return on average active equity in %[3]	10	12	11	10	7
Cost/income ratio in %[4]	90	88	86	89	92

[1] Restated.
[2] Noninterest expenses excluding nonoperating costs (goodwill amortization, severance payments, restructuring activities, minority interest), provision for off-balance sheet positions and policyholder benefits and claims.
[3] Income before nonoperating costs divided by average active equity. Regarding our definition of active equity, see footnote 3 on cover page of this Interim Report.
[4] Operating cost base and policyholder benefits and claims divided by net revenues.

Asset Management's income before nonoperating costs of € 69 million in the third quarter of 2002 was essentially unchanged compared to the same period of 2001. The decrease of € 11 million compared to the second quarter of 2002 was primarily attributable to revenues of € 8 million related to the disposal of the aforementioned insurance and related activities in the second quarter of 2002.

Lower fee income from the fund management business reflecting the ongoing weak market environment contributed to the current quarter's decline in net revenues as compared to the second quarter of 2002. The first-time consolidation of Scudder and RREEF in the second quarter of 2002 was the main reason for a significant increase in both net revenues and the operating cost base compared to the third quarter of 2001.

In the third quarter of 2002, Deutsche Bank entered into an agreement with Northern Trust to sell most of its Passive Asset Management business. The related assets and liabilities, which are not material to the Group's total assets and liabilities, are deemed to be held for sale.

Private Banking

in € m.	Sep 30, 2002	Three months ended Jun 30, 2002[1]	Sep 30, 2001[1]	Nine months ended Sep 30, 2002	Sep 30, 2001[1]
Portfolio/fund management	105	133	148	365	408
Advisory	164	175	161	525	643
Loan/deposit products	56	58	69	179	210
Transaction fees	2	3	2	10	12
Insurance business	3	6	4	8	8
Other	8	16	4	24	9
Net revenues	**338**	**391**	**388**	**1,111**	**1,290**
Provision for loan losses	(25)	(1)	(4)	(25)	(9)
Provision for off-balance sheet positions	(1)	0	0	(1)	0
Provision for credit losses	**(26)**	**(1)**	**(4)**	**(26)**	**(9)**
Operating cost base[2]	(330)	(340)	(353)	(1,014)	(1,064)
Income (loss) before nonoperating costs	**(18)**	**50**	**31**	**71**	**217**
Average active equity	378	378	407	378	415
Adjusted return on average active equity in %[3]	(19)	53	31	25	70
Cost/income ratio in %[4]	98	87	91	91	82

[1] Restated.
[2] Noninterest expenses excluding nonoperating costs (goodwill amortization, severance payments, restructuring activities, minority interest), provision for off-balance sheet positions and policyholder benefits and claims.
[3] Income before nonoperating costs divided by average active equity. Regarding our definition of active equity, see footnote 3 on cover page of this Interim Report.
[4] Operating cost base and policyholder benefits and claims divided by net revenues.

Private Banking recorded a loss before nonoperating costs of € 18 million in the third quarter of 2002.

The challenging conditions in the international markets led to a further drop in the value of invested assets and to reduced activities of our clients which significantly impacted net revenues. As a result, revenues declined by € 50 million compared to the third quarter of 2001 and by € 53 million compared to the second quarter of 2002.

The increase in provision for credit losses in the third quarter of 2002 to € 26 million was driven by provisions created for two counterparties in Europe.

Private Banking's operating cost base continued to decline in the third quarter of 2002 reflecting the cost containment efforts in this division.

Personal Banking

Personal Banking

in € m.	Sep 30, 2002	Three months ended Jun 30, 2002[1]	Sep 30, 2001[1]	Nine months ended Sep 30, 2002	Sep 30, 2001[1]
Portfolio/fund management	13	21	20	46	60
Advisory	94	136	137	384	390
Loan/deposit products	561	562	565	1,695	1,659
Transaction fees	156	143	151	440	452
Insurance business	28	62	721	874	2,532
Other	50	547	5	623	39
Net revenues	**902**	**1,471**	**1,599**	**4,062**	**5,132**
Provision for loan losses	(57)	(47)	(44)	(159)	(106)
Provision for off-balance sheet positions	2	(1)	0	1	0
Provision for credit losses	**(55)**	**(48)**	**(44)**	**(158)**	**(106)**
Policyholder benefits and claims	1	(21)	(586)	(650)	(2,121)
Operating cost base[2]	(683)	(772)	(960)	(2,334)	(2,907)
Income (loss) before nonoperating costs	**165**	**630**	**9**	**920**	**(2)**
Average active equity	1,465	1,444	1,669	1,465	1,704
Adjusted return on average active equity in %[3]	45	175	2	84	0
Cost/income ratio in %[4]	76	54	97	73	98
Additional information:					
Results of sold insurance and related activities					
Insurance business	0	25	694	780	2,457
Other	0	507	0	507	0
Net revenues	**0**	**532**	**694**	**1,287**	**2,457**
Provision for credit losses	**0**	**0**	**(2)**	**0**	**(2)**
Policyholder benefits and claims	0	(21)	(585)	(650)	(2,119)
Operating cost base[2]	0	(7)	(93)	(102)	(274)
Income before nonoperating costs	**0**	**504**	**14**	**535**	**62**

[1] Restated.
[2] Noninterest expenses excluding nonoperating costs (goodwill amortization, severance payments, restructuring activities, minority interest), provision for off-balance sheet positions and policyholder benefits and claims.
[3] Income before nonoperating costs divided by average active equity. Regarding our definition of active equity, see footnote 3 on cover page of this Interim Report.
[4] Operating cost base and policyholder benefits and claims divided by net revenues.

Personal Banking's income before nonoperating costs was € 165 million in the third quarter of 2002. Historical periods presented are not comparable to the current quarter due to the sale of Personal Banking's insurance and related activities in the second quarter of 2002. The decrease in reported income before nonoperating costs over the previous quarter of 2002 was € 465 million. After adjusting for the results from the sold activities (€ 504 million, which reflected principally the gain on the sale), Personal Banking's income before nonoperating costs increased by € 39 million compared to the second quarter of

2002. The improvement compared to the third quarter of 2001 was € 156 million (€ 170 million after adjusting for the results of the sold activities).

The following discusses Personal Banking's results of operations excluding the sold activities in all periods.

Net revenues in the third quarter of 2002 of € 902 million were essentially unchanged compared to the same period in 2001, and lower by € 37 million compared to the second quarter of 2002. This decline was primarily caused by reduced customer activity, which led to lower revenues from the securities advisory business, partly offset by a one-off gain of € 9 million attributable to the sale of a subsidiary in Italy.

Provision for credit losses increased slightly compared to the second quarter of 2002 and the third quarter of 2001 reflecting the challenging credit environment.

Personal Banking's operating cost base declined by € 82 million compared to the previous quarter and by € 184 million compared to the third quarter of 2001. Efficiency improvements and lower discretionary spending resulted in cost savings. These cost savings more than offset the market-driven decline in net revenues and resulted in a cost/income ratio of 76 % compared to 81 % in the second quarter of 2002 and 96 % in the third quarter of 2001.

Corporate Investments

Corporate Investments

in € m.		Three months ended		Nine months ended	
	Sep 30, 2002	**Jun 30, 2002[1]**	**Sep 30, 2001[1]**	**Sep 30, 2002**	**Sep 30, 2001[1]**
Net revenues	**223**	**1,622**	**250**	**3,021**	**2,296**
Provision for loan losses	(32)	(37)	(70)	(117)	(159)
Provision for off-balance sheet positions	0	4	0	4	0
Provision for credit losses	**(32)**	**(33)**	**(70)**	**(113)**	**(159)**
Operating cost base[2]	(272)	(314)	(376)	(894)	(1,008)
Income (loss) before nonoperating costs	**(81)**	**1,275**	**(196)**	**2,014**	**1,129**
Average active equity	7,050	7,321	8,754	7,050	7,516
Adjusted return on average active equity in %[3]	(5)	70	(9)	38	20
Cost/income ratio in %[4]	122	19	150	30	44

[1] Restated.
[2] *Noninterest expenses excluding nonoperating costs (goodwill amortization, severance payments, restructuring activities, minority interest), provision for off-balance sheet positions and policyholder benefits and claims.*
[3] Income before nonoperating costs divided by average active equity. Regarding our definition of active equity, see footnote 3 on cover page of this Interim Report.
[4] Operating cost base and policyholder benefits and claims divided by net revenues.

Corporate Investments reported a loss before nonoperating costs of € 81 million in the third quarter of 2002, a loss of € 196 million in the same period in 2001 and income of € 1.3 billion in the second quarter of 2002. The second quarter of 2002 included significant gains on the sale of parts of our industrial holdings portfolio.

Net revenues were € 223 million in the third quarter of 2002 compared to € 1.6 billion in the second quarter of 2002 and compared to € 250 million in the third quarter of 2001. Net revenues in the third quarter of 2002 primarily included a net gain of € 390 million from the deemed sale of a partial interest of Eurohypo in the aforementioned merger offset partly by write-downs on certain alternative investments (approximately € 100 million) and a net loss on a single equity method investment (approximately € 240 million).

In the second quarter of 2002 net revenues included net gains of € 2.0 billion mainly from the sale of our remaining holdings in Munich Re and dividend income from our industrial holdings. These net revenues were partially offset by approximately € 300 million of write-downs on the value of the North American financial services business held for sale, write-downs on certain alternative investments (approximately € 200 million) and a valuation adjustment/equity pick-up on an equity method investment (approximately € 300 million).

Net revenues in the third quarter of 2001 included hedge gains of approximately € 500 million related to our industrial holdings portfolio, more than offset by net write-downs on our alternative investments.

Provision for credit losses of € 32 million in the third quarter of 2002 decreased by € 38 million compared to the same period in 2001. Most of the decline was attributable to lower provision in connection with our industrial holdings portfolio and the Eurohypo business.

Corporate Investments' operating cost base continued to improve reflecting reductions in discretionary spending, one-off charges in 2001 and the deconsolidation of Eurohypo.

Independent Accountants' Review Report

The Board of Managing Directors of Deutsche Bank Aktiengesellschaft

We have reviewed the accompanying balance sheet of Deutsche Bank Aktiengesellschaft and subsidiaries (Deutsche Bank Group) as of September 30, 2002, the related statements of income for the three and nine months then ended, and the statements of changes in shareholders' equity, and condensed cash flows for the nine months then ended. These financial statements are the responsibility of Deutsche Bank Group's management.

We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the financial statements referred to above for them to be in conformity with accounting principles generally accepted in the United States of America.

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft Wirtschaftsprüfungsgesellschaft

Frankfurt am Main,
October 30, 2002

Income Statement Deutsche Bank Group

Income Statement

in € m.	Three months ended Sep 30, 2002	Three months ended Sep 30, 2001	Nine months ended Sep 30, 2002	Nine months ended Sep 30, 2001
Net interest revenues	**1,711**	**1,756**	**5,770**	**6,502**
Provision for loan losses	753	135	1,611	468
Net interest revenues after provision for loan losses	**958**	**1,621**	**4,159**	**6,034**
Commissions and fees from fiduciary activities	1,047	904	2,962	2,715
Commissions, broker's fees, markups on securities underwriting and other securities activities	787	905	3,092	3,419
Fees for other customer services	678	672	2,106	1,938
Insurance premiums	24	674	712	1,878
Trading revenues, net	904	1,993	3,277	5,371
Net gains on securities available for sale	36	59	2,986	1,363
Net loss from equity investments	(266)	(36)	(668)	(86)
Other revenues	543	(386)	911	(95)
Total noninterest revenues	**3,753**	**4,785**	**15,378**	**16,503**
Compensation and benefits	2,943	2,955	8,765	9,797
Net occupancy expense of premises	311	329	966	1,007
Furniture and equipment	51	86	165	259
IT costs	539	573	1,707	1,746
Agency and other professional service fees	189	229	547	851
Communication and data services	196	206	600	652
Policyholder benefits and claims	26	605	729	2,199
Other expenses	637	835	2,141	2,457
Goodwill amortization	–	225	–	653
Restructuring activities	–	–	605	–
Total noninterest expenses	**4,892**	**6,043**	**16,225**	**19,621**
Income (loss) before income tax expense (benefit) and effects of accounting and tax rate changes	**(181)**	**363**	**3,312**	**2,916**
Income tax expense (benefit)	(12)	334	144	679
Income (loss) after income tax expense (benefit) and before effects of accounting and tax rate changes	**(169)**	**29**	**3,168**	**2,237**
Reversal of the credit recorded under U.S. GAAP for the change in German tax rates	130	34	2,703	819
Income (loss) before cumulative effect of accounting changes, net of tax	(299)	(5)	465	1,418
Cumulative effect of accounting changes, net of tax	–	–	37	(207)
Net income (loss)	(299)	(5)	502	1,211

Goodwill and other intangible assets – Adoption of SFAS 142

in € m.	Three months ended Sep 30, 2002	Three months ended Sep 30, 2001	Nine months ended Sep 30, 2002	Nine months ended Sep 30, 2001
Reported net income (loss)	**(299)**	**(5)**	**502**	**1,211**
Add back: goodwill amortization net of negative goodwill	–	225	–	592
Add back: equity method goodwill amortization	–	3	–	6
Add back: other intangible assets amortization	–	1	–	3
Adjusted net income (loss)	**(299)**	**224**	**502**	**1,812**

Earnings per share figures

in €	Three months ended Sep 30, 2002	Three months ended Sep 30, 2001	Nine months ended Sep 30, 2002	Nine months ended Sep 30, 2001
Earnings per common share				
Basic				
Income (loss) before cumulative effect of accounting changes, net of tax	(0.49)	(0.01)	0.75	2.29
Cumulative effect of accounting changes, net of tax	–	–	0.06	(0.34)
Reported net income (loss)	**(0.49)**	**(0.01)**	**0.81**	**1.95**
Add back: goodwill amortization net of negative goodwill	–	0.36	–	0.95
Add back: equity method goodwill amortization	–	0.01	–	0.01
Add back: other intangible assets amortization	–	–	–	0.01
Adjusted net income (loss)	**(0.49)**	**0.36**	**0.81**	**2.92**
Diluted				
Income (loss) before cumulative effect of accounting changes, net of tax	(0.49)	(0.01)	0.74	2.26
Cumulative effect of accounting changes, net of tax	–	–	0.06	(0.33)
Reported net income (loss)	**(0.49)**	**(0.01)**	**0.80**	**1.93**
Add back: goodwill amortization net of negative goodwill	–	0.36	–	0.94
Add back: equity method goodwill amortization	–	0.01	–	0.01
Add back: other intangible assets amortization	–	–	–	0.01
Adjusted net income (loss)	**(0.49)**	**0.36**	**0.80**	**2.89**
Denominator for basic earnings per share – weighted-average shares outstanding	615,100,309	620,667,287	622,566,397	620,241,265
Denominator for diluted earnings per share – adjusted weighted-average shares after assumed conversions	615,283,087	629,928,877	627,113,183	627,571,423

Balance Sheet Deutsche Bank Group

Assets

in € m.	Sep 30, 2002	Dec 31, 2001
Cash and due from banks	10,789	10,388
Interest-earning deposits with banks	29,299	37,986
Central bank funds sold and securities purchased under resale agreements	121,464	103,685
Securities borrowed	58,625	40,318
Trading assets	301,684	293,653
Securities available for sale	25,268	71,666
Other investments	10,090	11,997
Loans, net	187,433	259,838
Premises and equipment, net	9,582	9,806
Intangible assets, net	10,437	8,947
Other assets related to insurance business	7,529	13,875
Due from customers on acceptances	466	553
Accrued interest receivable	4,475	5,907
Other assets	54,305	49,603
Total assets	**831,446**	**918,222**

Liabilities and Shareholders' Equity

in € m.	Sep 30, 2002	Dec 31, 2001
Noninterest-bearing deposits		
Domestic offices	19,983	22,244
Foreign offices	7,826	7,487
Interest-bearing deposits		
Domestic offices	96,397	96,659
Foreign offices	221,334	247,699
Total deposits	345,540	374,089
Trading liabilities	136,807	121,329
Central bank funds purchased and securities sold under repurchase agreements	119,248	81,375
Securities loaned	9,980	7,620
Other short-term borrowings	15,031	20,472
Acceptances outstanding	497	553
Insurance policy claims and reserves	8,298	35,241
Accrued interest payable	4,917	7,423
Other liabilities	56,129	58,943
Long-term debt	99,059	166,908
Trust preferred securities	3,487	4,076
Obligation to purchase common shares	311	–
Total liabilities	**799,304**	**878,029**
Common shares, no par value, nominal value of € 2.56	1,592	1,591
Additional paid-in capital	11,190	11,253
Retained earnings	22,293	22,619
Common shares in treasury, at cost	(1,228)	(479)
Equity classified as obligation to purchase common shares	(311)	–
Share awards	824	899
Accumulated other comprehensive income		
Deferred tax on unrealized net gains on securities available for sale relating to 1999 and 2000 tax rate changes in Germany	(3,157)	(5,860)
Unrealized net gains on securities available for sale, net of applicable tax and other	1,153	9,279
Unrealized net gains (losses) on derivatives hedging variability of cash flows, net of tax	27	(1)
Foreign currency translation, net of tax	(241)	892
Total shareholders' equity	**32,142**	**40,193**
Total liabilities and shareholders' equity	**831,446**	**918,222**

Statement of Changes in Shareholders' Equity Deutsche Bank Group

Statement of Changes in Shareholders' Equity

in € m.	Nine months ended Sep 30, 2002	Sep 30, 2001
Common shares		
Balance, beginning of year	1,591	1,578
Common shares distributed under employee benefit plans	1	13
Balance, end of period	1,592	1,591
Additional paid-in capital		
Balance, beginning of year	11,253	10,876
Common shares distributed under employee benefit plans	21	462
Net losses on treasury shares sold	(138)	(28)
Other	54	–
Balance, end of period	11,190	11,310
Retained earnings		
Balance, beginning of year	22,619	23,331
Net income	502	1,211
Cash dividends declared and paid	(800)	(801)
Other	(28)	(77)
Balance, end of period	22,293	23,664
Common shares in treasury, at cost		
Balance, beginning of year	(479)	(119)
Purchases of shares	(25,992)	(31,870)
Sale of shares	24,395	30,777
Treasury shares distributed under employee benefit plans	848	578
Balance, end of period	(1,228)	(634)
Equity classified as obligation to purchase common shares		
Balance, beginning of year	0	–
Additions	(330)	–
Deductions	19	–
Balance, end of period	(311)	–
Share awards – common shares issuable		
Balance, beginning of year	1,666	1,883
Deferred share awards granted, net	1,173	467
Deferred shares distributed	(860)	(702)
Balance, end of period	1,979	1,648
Share awards – deferred compensation		
Balance, beginning of year	(767)	(1,016)
Deferred share awards granted, net	(1,173)	(467)
Amortization of deferred compensation, net	785	886
Balance, end of period	(1,155)	(597)
Accumulated other comprehensive income		
Balance, beginning of year	4,310	7,150
Change in deferred tax on unrealized net gains on securities available for sale relating to 1999 and 2000 tax rate changes in Germany	2,703	819
Change in unrealized net gains on securities available for sale, net of applicable tax and other	(8,126)	(6,752)
Change in unrealized net gains (losses) on derivatives hedging variability of cash flows, net of tax	28	0
Foreign currency translation, net of tax	(1,133)	(41)
Balance, end of period	(2,218)	1,176
Total shareholders' equity, end of period	**32,142**	**38,158**

Condensed Cash Flow Statement Deutsche Bank Group

Condensed Cash Flow Statement

in € m.	Nine months ended Sep 30, 2002	Sep 30, 2001
Cash and due from banks at end of previous year	**10,388**	**8,502**
Net cash provided by (used in) operating activities	3,640	(12,401)
Net cash provided by (used in) investing activities	(14,168)	9,204
Net cash provided by financing activities	11,492	3,976
Net effect of exchange rate changes on cash and due from banks	(563)	21
Cash and due from banks at end of period	**10,789**	**9,302**

Basis of Presentation

The accompanying financial statements as of September 30, 2002 and for the three and nine months then ended are unaudited and include the accounts of Deutsche Bank AG and its subsidiaries (collectively, the Deutsche Bank Group, the Group or the Company). In the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the results of operations, financial position and condensed cash flows have been reflected. The results reported in these financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year. The September 30, 2002 interim financial statements should be read in conjunction with the consolidated financial statements and related notes included in the Company's 2001 Annual Report and Form 20-F.

The accompanying Deutsche Bank Group financial statements as of September 30, 2001 and for the three and nine months then ended are also unaudited and were prepared by adjusting previously issued financial statements under International Accounting Standards (IAS) as of September 30, 2001 and for the three and nine months then ended as follows:

- Principal timing and valuation differences between IAS and accounting principles generally accepted in the United States of America (U.S. GAAP) were allocated to the quarters as appropriate;
- Line items from the IAS statements were remapped to appropriately present the financial statements under U.S. GAAP.

These 2001 interim financial statements are being presented for comparative purposes. Management believes that these 2001 interim financial statements provide a reasonable basis for comparison with the 2002 interim financial statements. Certain prior period amounts have been reclassified to conform to the current presentation.

Accounting Method Required by U.S. GAAP for the 1999 and 2000 Change in German Tax Rates

A detailed description of the accounting method required by U.S. GAAP is given on pages 114 to 116 of our Form 20-F filed September 20, 2001 and on pages 54 to 55 of our Annual Report for 2001. We summarize this description below:

Securities held for investment purposes and to be sold later (except for debt securities held to maturity) are reported under U.S. GAAP as securities available for sale. They include our industrial shareholdings, which are reported at market value.

The difference between the cost of securities available for sale and their market values is allocated to other comprehensive income (OCI) in shareholders' equity as an unrealized gain or unrealized loss with no impact on the Income Statement. At each balance sheet date, the changes in value of these securities due to market value fluctuations are credited or debited directly to the OCI account, i.e. they do not affect the Income Statement.

If the profits on the sale of securities available for sale are taxable, the unrealized gains recorded in OCI must be adjusted for the notional deferred tax burden attributable to them. This adjustment is also made with no impact on the Income Statement through the formation of a deferred tax liability with a corresponding debit to OCI included in shareholders' equity.

The Tax Reform Act was enacted in October 2000 and stipulated that profits on the sale of shareholdings in German corporations were exempt from tax beginning January 1, 2002. For our Consolidated Financial Statements for 2000, this meant that, owing to the abolition of the tax obligation, the respective deferred tax liability formed in connection with the unrealized gains had to be released. According to U.S. GAAP however, this release could not, in contrast to the procedure on formation, be effected through OCI with no impact on the Income Statement. On the contrary, the release had to be reported as a credit in the tax line of the Income Statement. This increased the after-tax income "artificially", since the gains were still unrealized as the securities were not yet sold.

After sales of industrial shareholdings and market value changes in 2000, the industrial shareholdings of DB Investor, which holds most of these industrial holdings, were reported as of December 31, 2000 with the values shown in the table on the following page. The deferred tax liability on unrealized gains had to be released in the manner described above in the amount of € 6.5 billion.

Deferred tax in OCI

As stated, the deferred tax liability was formed through OCI and reported as an offset to unrealized gains. The release of the deferred tax liability through the Income Statement did not affect the offset amount on OCI. It remains fixed in the amount determined at the date of the release of the deferred tax liability until such time as the securities are sold. Market price changes since the effective date of the tax rate change have no influence on the deferred tax amount.

The following table demonstrates that the portfolio of industrial holdings of DB Investor still includes considerable unrealized gains even after the recent developments of the capital markets. However, there have been significant reductions in market prices since the effective date of the tax rate change. Since the deferred tax amount relating to the securities

not sold has been frozen based on the level of market prices in 1999 and 2000, the deferred tax amount relating to the tax rate changes in Germany currently exceeds the amount of related unrealized gains of the portfolio of DB Investor.

in € bn.	Sep 30, 2002	Dec 31, 2001	Dec 31, 2000	Dec 31, 1999
Market value	6.3	14.1	17.5	21.8
Cost	5.2	5.7	5.6	5.8
Unrealized gains in OCI	1.1	8.4	11.9	16.0
less deferred tax relating to 1999 and 2000 tax rate changes in Germany	3.0	5.5	6.5	8.6
OCI net	**(1.9)**	**2.9**	**5.4**	**7.4**

Reversal of the credit recorded under U.S. GAAP for the change in German tax rates

In case of a sale of the industrial shareholdings the following effects arise: the profit from the sale corresponding to the gross unrealized gain reported in the shareholders' equity position OCI is shown in revenues and pre-tax income. The aforementioned tax offset amount in OCI is to be reversed via the Income Statement as tax expense and thus reduces after-tax income.

These effects of tax rate changes are reported separately in the Consolidated Income Statement position "Reversal of the credit recorded under U.S. GAAP for the change in German tax rates" and for the nine months ending September 2002 amount to € 2.7 billion of which € 130 million related to the third quarter 2002.

When the market value of our shareholdings declines compared with the values as of the date of the tax law change, a sale may result in an after tax loss being reported even though the profits from the sales are tax-exempt. This is due to the fact that the tax offset amounts in OCI were determined at the higher market values prevailing when the tax law change was enacted.

Neither the release of the deferred tax liability with an impact on the Income Statement nor the reversal of the offset amount in OCI with an impact on the Income Statement has an economic effect. They do not affect the bank's tax position vis-à-vis the tax authorities. The initial release did not lead to a tax refund from the tax authorities and likewise, the sale and the reversal of the offset amount will not create a tax liability to the tax authorities.

Neither the initial release of the deferred tax liabilitiy nor the unrealized gains and losses from securities available for sale are included in regulatory core capital nor in the calculation of our adjusted RoE. The entire procedure is a U.S. GAAP specific accounting requirement. We believe that the economic effects of the tax rate changes are not appropriately reflected in the individual periods up to and including the period of the sale.

Impact of Changes in Accounting Principles

SFAS 141 and 142

In July 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations" ("SFAS 141") and SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 141 requires that all business combinations initiated after June 30, 2001 be accounted for by the purchase method and eliminates the use of the pooling-of-interests method. Other provisions of SFAS 141 and SFAS 142 require that, as of January 1, 2002, goodwill no longer be amortized and, once allocated to reporting units (the business segment level, or one level below), that tests for impairment of goodwill be performed on an ongoing basis.

Upon adoption of the requirements of SFAS 142 as of January 1, 2002, the Group discontinued the amortization of goodwill with a net carrying amount of € 8.7 billion. The annual goodwill amortization was € 871 million in 2001. Also, the Group recognized € 37 million, net of taxes, as a cumulative effect of change in accounting principle from the write-off of negative goodwill. The required impairment tests of goodwill and other intangible assets with indefinite useful lives under SFAS 142 were performed as of January 1, 2002. There was no impairment charge resulting from the adoption of SFAS 142.

SFAS 144

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). SFAS 144 supersedes FASB Statement No. 121 and the accounting and reporting provisions of APB Opinion No. 30, for the disposal of a segment of a business. This Statement also amends ARB No. 51, to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. SFAS 144 is effective for fiscal years beginning after December 15, 2001. Upon adoption all long-lived assets to be disposed of and discontinued operations shall be measured at the lower of carrying amount or fair value less cost to sell. The adoption of SFAS 144 did not have a material impact on the Group's consolidated financial statements.

Obligation to Purchase Common Shares

The Group has entered into forward purchases and sold put options of Deutsche Bank shares as part of a share buy-back program. The cash redemption amounts of these forwards and put options are reported as obligation to purchase common shares and result in a reduction of shareholders' equity with an equal amount reported under liabilities.

Information on the Income Statement Deutsche Bank Group

Net interest revenues

in € m.	Three months ended Sep 30, 2002	Three months ended Sep 30, 2001	Nine months ended Sep 30, 2002	Nine months ended Sep 30, 2001
Interest revenues	9,479	13,266	28,766	41,351
Interest expense	7,768	11,510	22,996	34,849
Net interest revenues	**1,711**	**1,756**	**5,770**	**6,502**

Commissions and fee revenues

in € m.	Three months ended Sep 30, 2002	Three months ended Sep 30, 2001	Nine months ended Sep 30, 2002	Nine months ended Sep 30, 2001
Commissions and fees from fiduciary activities	**1,047**	**904**	**2,962**	**2,715**
Commissions for administration	158	180	471	511
Commissions for assets under management	836	666	2,402	2,109
Commissions for other securities business	53	58	89	95
Commissions, broker's fees, markups on securities underwriting and other securities activities	**787**	**905**	**3,092**	**3,419**
Underwriting and advisory fees	225	327	1,179	1,239
Brokerage fees	562	578	1,913	2,180
Fees for other customer services	**678**	**672**	**2,106**	**1,938**
Total commissions and fee revenues	**2,512**	**2,481**	**8,160**	**8,072**

Trading revenues, net

in € m.	Three months ended Sep 30, 2002	Three months ended Sep 30, 2001	Nine months ended Sep 30, 2002	Nine months ended Sep 30, 2001
Interest and credit trading	64	925	1,172	2,559
Equity trading	220	312	(206)	1,242
Foreign exchange, metal, commodity trading	266	325	1,040	1,000
Other trading*	354	431	1,271	570
Total	**904**	**1,993**	**3,277**	**5,371**

* Includes gains and losses from derivatives not qualifying for hedge accounting treatment and the elimination of revenues relating to the trading of our own shares, own bonds and qualifying derivatives on our own shares of € (82) million and € 51 million for the three months ended September 30, 2002 and September 30, 2001, respectively and € 110 million and € 22 million for the nine months ended September 30, 2002 and September 30, 2001, respectively.

Net gains on securities available for sale

in € m.	Three months ended Sep 30, 2002	Three months ended Sep 30, 2001	Nine months ended Sep 30, 2002	Nine months ended Sep 30, 2001
Debt securities – gross realized gains	14	82	117	217
Debt securities – gross realized losses*	(23)	(58)	(183)	(159)
Equity securities – gross realized gains	126	208	3,505	1,813
Equity securities – gross realized losses*	(81)	(173)	(453)	(508)
Total	**36**	**59**	**2,986**	**1,363**

* Includes write-downs for other-than-temporary impairment.

Information on the Balance Sheet

Deutsche Bank Group

Trading assets

Trading assets

in € m.	Sep 30, 2002	Dec 31, 2001
Bonds and other fixed-income securities	195,673	150,698
Equity shares and other variable-yield securities	32,789	77,683
Positive market values from derivative financial instruments*	63,389	60,622
Other trading assets	9,833	4,650
Total	**301,684**	**293,653**

* Derivatives under master netting agreements are shown net.

Trading liabilities

Trading liabilities

in € m.	Sep 30, 2002	Dec 31, 2001
Bonds and other fixed-income securities	63,421	48,784
Equity shares and other variable-yield securities	17,002	18,346
Negative market values from derivative financial instruments*	56,384	54,199
Total	**136,807**	**121,329**

* Derivatives under master netting agreements are shown net.

Securities available for sale

Securities available for sale

				Sep 30, 2002				Dec 31, 2001
	Fair value	Gross unrealized holding		Amortized cost	Fair value	Gross unrealized holding		Amortized cost
in € m.		gains	losses			gains	losses	
Debt securities	15,708	302	(37)	15,443	47,502	1,026	(416)	46,892
Equity securities	9,560	1,685	(422)	8,297	24,164	10,106	(763)	14,821
Total	**25,268**	**1,987**	**(459)**	**23,740**	**71,666**	**11,132**	**(1,179)**	**61,713**

Problem loans

Problem loans

			Sep 30, 2002			Dec 31, 2001
in € bn.	Impaired loans	Non-performing homogenous loans	Total	Impaired loans	Non-performing homogenous loans	Total
Non-accrual loans	8.2	1.5	9.7	10.0	1.5	11.5
90 days past due and still accruing	0.2	0.3	0.5	0.5	0.4	0.9
Troubled debt restructurings	0.3	0.0	0.3	0.3	0.0	0.3
Total problem loans	**8.7**	**1.8**	**10.5***	**10.8**	**1.9**	**12.7**

* In addition to the above, we have a € 0.7 billion collateralized nonaccrual loan to a German client (previously disclosed as potential problem loan). After the Bank took title to the collateral 26 % of it was sold for cash to a third party in early October 2002.

Allowances for credit losses

Allowances for on-balance sheet positions

in € m.	Nine months ended Sep 30, 2002	Sep 30, 2001
Balance, beginning of year	**5,585**	**6,745**
Provision for loan losses	1,611	468
Net charge-offs	**(1,995)**	**(1,009)**
Charge-offs	(2,059)	(1,054)
Recoveries	64	45
Allowance related to acquisitions/divestitures	(398)	(157)
Foreign currency translation	(187)	(67)
Balance, end of period	**4,616**	**5,980**

Allowances for off-balance sheet positions

in € m.	Nine months ended Sep 30, 2002	Sep 30, 2001
Balance, beginning of year	**496**	**453**
Provision for credit losses on lending-related commitments	74	86
Net charge-offs	(6)	(6)
Allowance related to acquisitions/divestitures	(1)	(1)
Foreign currency translation	(8)	77
Balance, end of period	**555**	**609**

Other short-term borrowings

Other short-term borrowings

in € m.	Sep 30, 2002	Dec 31, 2001
Commercial paper	6,210	14,251
Other	8,821	6,221
Total	**15,031**	**20,472**

Long-term debt

Long-term debt

in € m.	Sep 30, 2002	Dec 31, 2001
Senior debt		
Mortgage bonds		
Fixed rate	–	48,501
Floating rate	–	8,215
Other bonds and notes		
Fixed rate	55,075	59,773
Floating rate	34,164	39,167
Subordinated debt		
Bonds and notes		
Fixed rate	7,365	8,885
Floating rate	2,455	2,367
Total	**99,059**	**166,908**

Liability for restructuring activities

Restructuring activities

in € m.	Total
As of Dec 31, 2001	**272**
Additions*	696
Utilization	403
Releases	0
Increases (reductions) due to exchange rate fluctuations	(30)
As of Sep 30, 2002	**535**

* Including effects from first-time consolidation.

Reconciliation of the Results of the Group Divisions to the Group

Reporting format

In the second quarter 2002, we revised the format of our management reporting systems to reflect how management views its businesses. The most significant changes have been:

- "Provision for off-balance sheet positions" were previously reported under noninterest expenses. They are now reported separately.
- "Policyholder benefits and claims" were previously reported under noninterest expenses. They are now reported separately.
- "Operating cost base" was introduced, defined as noninterest expenses excluding nonoperating costs (goodwill amortization, severance payments, restructuring activities, minority interest) and the above mentioned separately reported items (provision for off-balance sheet positions and policyholder benefits and claims).
- The key ratios "Adjusted return on average equity" and "Cost/income ratio" are now reported in our "Discussion of Results – Segmental Results of Operations". The same holds true for the "Revenue components" which we now report on the level of the corporate divisions of PCAM and CIB.

Composition of segments

There were no significant changes regarding the management responsibility for our businesses during the third quarter 2002.

The merger of our mortgage bank subsidiary Eurohypo AG Europäische Hypothekenbank der Deutschen Bank with the mortgage bank subsidiaries of Dresdner Bank AG and Commerzbank AG in the third quarter of 2002 led to the deconsolidation of our mortgage bank subsidiary. We now hold within the Corporate Investments Group Division approximately 35 % of the newly-merged company, also called Eurohypo, and account for this investment under the equity method.

The figures for the year 2001 have been restated in order to make them comparable to 2002.

Reconciliation of the results of the Group Divisions to the Group

in € m.	Corporate and Investment Bank	Private Clients and Asset Management	Corporate Investments	Consolidation/ Adjustments	Total Group
Nine months ended Sep 30, 2002					
Net revenues[2]	11,105	6,915	3,021	107	21,148
Provision for loan losses	(1,316)	(181)	(117)	3	(1,611)
Provision for off-balance sheet positions	(79)	0	4	1	(74)
Policyholder benefits and claims	0	(674)	0	(55)	(729)
Operating cost base[3]	(8,687)	(4,866)	(894)	51	(14,396)
Income before nonoperating costs	**1,023**	**1,194**	**2,014**	**107**	**4,338**
Nonoperating costs[1]	(602)	(368)	(3)	(53)	(1,026)
Income before income taxes[4]	**421**	**826**	**2,011**	**54**	**3,312**
Average active equity	16,262	4,563	7,050	3,909	31,784
Assets	706,430	102,513	32,399	(9,896)	831,446
Risk-weighted positions (BIS risk positions)	176,512	58,470	26,294	6,324	267,600
[1] Includes: Severance payments	(240)	(98)	(11)	(44)	(393)
Restructuring activities	(358)	(246)	(1)	0	(605)
Minority interest	(4)	(24)	9	(9)	(28)
Nine months ended Sep 30, 2001 (restated)					
Net revenues[2]	13,383	7,850	2,296	(524)	23,005
Provision for loan losses	(157)	(127)	(159)	(25)	(468)
Provision for off-balance sheet positions	(101)	0	0	15	(86)
Policyholder benefits and claims	0	(2,155)	0	(44)	(2,199)
Operating cost base[3]	(10,313)	(5,250)	(1,008)	313	(16,258)
Income (loss) before nonoperating costs	**2,812**	**318**	**1,129**	**(265)**	**3,994**
Nonoperating costs[1]	(635)	(231)	(131)	(81)	(1,078)
Income (loss) before income taxes[4]	**2,177**	**87**	**998**	**(346)**	**2,916**
Average active equity	18,619	4,153	7,516	0	30,288
Assets (Dec 31, 2001)	677,580	123,722	120,950	(4,030)	918,222
Risk-weighted positions (BIS risk positions) (Dec 31, 2001)	187,946	56,231	56,202	4,700	305,079
[1] Includes: Goodwill amortization	(410)	(134)	(105)	(4)	(653)
Severance payments	(225)	(40)	(11)	(74)	(350)
Minority interest	0	(57)	(15)	(3)	(75)

[2] Net interest revenues and noninterest revenues.

[3] Noninterest expenses excluding nonoperating costs (goodwill amortization, severance payments, restructuring activities, minority interest), provision for off-balance sheet positions and policyholder benefits and claims.

[4] Before cumulative effect of accounting changes.

Reconciliation of the results of the Corporate Divisions to the Group Divisions

in € m.	Corporate and Investment Bank: Corporate Banking & Securities	Corporate and Investment Bank: Global Transaction Banking	Private Clients and Asset Management: Asset Management	Private Clients and Asset Management: Private Banking	Private Clients and Asset Management: Personal Banking
Nine months ended Sep 30, 2002					
Net revenues[2]	9,033	2,072	1,742	1,111	4,062
Provision for loan losses	(1,324)	8	3	(25)	(159)
Provision for off-balance sheet positions	(85)	6	0	(1)	1
Policyholder benefits and claims	0	0	(24)	0	(650)
Operating cost base[3]	(6,967)	(1,720)	(1,518)	(1,014)	(2,334)
Income before nonoperating costs	**657**	**366**	**203**	**71**	**920**
Nonoperating costs[1]	(550)	(52)	(63)	(39)	(266)
Income before income taxes[4]	**107**	**314**	**140**	**32**	**654**
Average active equity	14,402	1,860	2,720	378	1,465
Assets[5]	690,794	27,289	22,666	12,661	68,870
Risk-weighted positions (BIS risk positions)	159,543	16,969	6,326	8,863	43,281
[1] Includes: Severance payments	(221)	(19)	(45)	(12)	(41)
Restructuring activities	(324)	(34)	(2)	(27)	(217)
Minority interest	(5)	1	(16)	0	(8)
Nine months ended Sep 30, 2001 (restated)					
Net revenues[2]	11,094	2,289	1,428	1,290	5,132
Provision for loan losses	(159)	2	(12)	(9)	(106)
Provision for off-balance sheet positions	(111)	10	0	0	0
Policyholder benefits and claims	0	0	(34)	0	(2,121)
Operating cost base[3]	(8,506)	(1,807)	(1,279)	(1,064)	(2,907)
Income (loss) before nonoperating costs	**2,318**	**494**	**103**	**217**	**(2)**
Nonoperating costs[1]	(558)	(77)	(135)	(27)	(69)
Income (loss) before income taxes[4]	**1,760**	**417**	**(32)**	**190**	**(71)**
Average active equity	15,851	2,768	2,034	415	1,704
Assets[5] (Dec 31, 2001)	663,716	24,708	20,601	12,469	91,509
Risk-weighted positions (BIS risk positions) (Dec 31, 2001)	168,884	19,062	5,890	8,476	41,865
[1] *Includes: Goodwill amortization*	(362)	(48)	(92)	(20)	(22)
Severance payments	(196)	(29)	(11)	(8)	(21)
Minority interest	0	0	(32)	1	(26)

[2] Net interest revenues and noninterest revenues.
[3] Noninterest expenses excluding nonoperating costs (goodwill amortization, severance payments, restructuring activities, minority interest), provision for off-balance sheet positions and policyholder benefits and claims.
[4] Before cumulative effect of accounting changes.
[5] Consolidation items between corporate divisions are included at the group division level CIB and PCAM.

Financial instruments with off-balance sheet credit risk

Financial instruments with off-balance sheet credit risk

in € m.	Sep 30, 2002	Dec 31, 2001
Commitments to extend credit		
Fixed rates	17,988	23,197
Variable rates	84,889	97,532
Guarantees, standby letters of credit and similar arrangements*	34,423	42,402

* Includes commitments to extend guarantees and letters of credit of € 3.7 billion and € 3.2 billion at September 30, 2002 and December 31, 2001, respectively.

Value-at-risk

Group value-at-risk by risk category[1]

in € m.	Value-at-risk total[2] 2002	2001	Interest rate risk 2002	2001	Equity price risk 2002	2001	Commodity price risk 2002	2001	Foreign exchange risk 2002	2001
Value-at-risk[3]	43.09	41.58	35.71	36.07	23.69	20.09	6.24	3.52	12.55	3.55
Minimum value-at-risk[4]	28.93	29.36	24.68	24.15	16.20	11.67	2.28	1.78	2.63	3.02
Maximum value-at-risk[4]	88.92	54.21	58.58	48.54	89.26	35.04	8.66	7.60	29.25	16.27
Average value-at-risk[4]	43.55	43.11	36.13	37.36	26.05	19.89	5.41	3.21	8.84	6.08

[1] All figures for 1-day holding period; 99 % confidence level.
[2] Figures for 2002 based on full correlation, prior year total based on zero correlation (zero correlated group value-at-risk as of September 30, 2002: € 45.16 million).
[3] All figures for 2001 as of December 31, 2001; figures for 2002 as of September 30, 2002.
[4] Amounts refer to the time period January 1 – September 30, 2002 and to the year 2001, respectively.

Comprehensive income

Comprehensive income

in € m.	Three months ended Sep 30, 2002	Three months ended Sep 30, 2001	Nine months ended Sep 30, 2002	Nine months ended Sep 30, 2001
Net income (loss)	(299)	(5)	502	1,211
Other comprehensive income (loss)	(3,230)	(6,011)	(6,528)	(5,974)
Comprehensive income (loss)	**(3,529)**	**(6,016)**	**(6,026)**	**(4,763)**

Capital according to BIS

in € m.	Sep 30, 2002	Dec 31, 2001
Tier I		
Common shares	1,592	1,591
Additional paid-in capital	11,190	11,253
Retained earnings, consolidated profit, treasury shares, cumulative translation adjustments, share awards, equity classified as obligation to purchase common shares	21,337	23,931
Minority interests	938	958
Noncumulative trust preferred securities	2,385	2,593
Other (equity contributed by silent partners)	726	811
Items deducted (principally goodwill, intangible assets and tax rate change effect relating to available for sale securities)	(14,222)	(16,334)
Total	**23,946**	**24,803**
Tier II		
Unrealized gains on listed securities (45 % eligible)	621	4,170
General allowances for loan losses	710	479
Cumulative preferred securities	1,051	2,190
Subordinated liabilities, if eligible according to BIS	5,768	5,416
Total	**8,150**	**12,255**
Total regulatory capital*	**32,096**	**37,058**

* Currently we do not have Tier III capital components.

BIS risk position and capital adequacy ratios

in € m.	Sep 30, 2002	Dec 31, 2001
BIS risk position*	267,600	305,079
BIS capital ratio (Tier I + II)	12.0 %	12.1 %
BIS core capital ratio (Tier I)	8.9 %	8.1 %

* Primarily comprised of credit risk weighted assets. Also includes market risk equivalent assets of € 7.2 billion (2001: € 8.0 billion).

Group Quarterly Record

Balance Sheet in € m.	Three months ended Sep 30, 2002	Jun 30, 2002	Mar 31, 2002
Total assets	831,446	899,052	950,499
Total liabilities	799,304	861,150	908,608
Total shareholders' equity	32,142	37,902	41,891
Tier I risk-based capital (BIS)	23,946	26,757	27,190
Total risk-based capital (BIS)	32,096	36,917	40,163
Income Statement in € m.			
Net interest revenues	1,711	2,334	1,725
Provision for loan losses	753	588	270
Commissions and fee revenues	2,512	3,013	2,635
Trading revenues, net	904	974	1,399
Other noninterest revenues	337	1,816	1,788
Total net revenues	**4,711**	**7,549**	**7,277**
Compensation and benefits	2,943	2,950	2,872
Goodwill amortization	–	–	–
Restructuring activities	–	265	340
Other noninterest expenses	1,949	2,111	2,795
Total noninterest expenses	**4,892**	**5,326**	**6,007**
Income (loss) before income tax expense (benefit) and effects of accounting and tax rate changes	**(181)**	**2,223**	**1,270**
Income tax expense (benefit)	(12)	150	6
Income (loss) after income tax expense (benefit) and before effects of accounting and tax rate changes	**(169)**	**2,073**	**1,264**
Reversal of the credit recorded under U.S. GAAP for the change in German tax rates	130	1,869	704
Income (loss) before cumulative effect of accounting changes, net of tax	(299)	204	560
Cumulative effect of accounting changes, net of tax	–	–	37
Net income (loss)	(299)	204	597
Add back: goodwill amortization net of negative goodwill	–	–	–
Add back: equity method goodwill amortization	–	–	–
Add back: other intangible assets amortization	–	–	–
Adjusted net income (loss)	(299)	204	597
Key figures			
Basic earnings per share	€ (0.49)	€ 0.33	€ 0.95
Modified basic earnings per share[1]	€ (0.27)	€ 3.31	€ 2.02
Return on average total shareholders' equity[2]	(3.3)%	2.0%	5.9%
Adjusted return on average active equity[1,3]	(2.1)%	25.6%	16.4%
Cost/income ratio[4]	89.5%	65.5%	79.6%
Adjusted cost/income ratio[5]	89.5%	62.2%	75.1%
BIS capital ratio	12.0%	12.8%	13.2%
Employees (full time equivalents)	81,976	84,455	84,836

[1] Net income used to calculate modified basic earnings per share is adjusted for the reversal of the credit recorded under U.S. GAAP for the change in German tax rates, for the effect of accounting changes, and in 2001, adjusted for amortization of goodwill and other intangible assets.
[2] Net income in 2001 is adjusted for amortization of goodwill and other intangible assets.
[3] Regarding our definition of active equity, see footnote 3 on cover page of this Interim Report.

	Dec 31, 2001	Sep 30, 2001	Jun 30, 2001	Mar 31, 2001
	918,222	924,100	951,026	991,149
	878,029	885,942	905,800	946,319
	40,193	38,158	45,226	44,830
	24,803	26,027	26,833	24,894
	37,058	37,609	41,461	39,905
	2,118	1,756	2,807	1,939
	556	135	221	112
	2,655	2,481	2,787	2,804
	660	1,993	1,054	2,324
	1,103	311	1,841	908
	5,980	**6,406**	**8,268**	**7,863**
	3,563	2,955	3,241	3,601
	218	225	214	214
	294	–	–	–
	3,018	2,863	3,172	3,136
	7,093	**6,043**	**6,627**	**6,951**
	(1,113)	**363**	**1,641**	**912**
	(245)	334	57	288
	(868)	**29**	**1,584**	**624**
	176	34	750	35
	(1,044)	(5)	834	589
	–	–	–	(207)
	(1,044)	(5)	834	382
	192	225	212	155
	12	3	3	0
	4	1	1	1
	(836)	224	1,050	538
	€ (1.69)	€ (0.01)	€ 1.34	€ 0.62
	€ (1.07)	€ 0.42	€ 2.89	€ 1.26
	(8.6) %	2.1 %	9.6 %	4.9 %
	(8.1) %	3.3 %	24.1 %	10.5 %
	105.3 %	88.9 %	75.5 %	85.1 %
	100.8 %	88.9 %	75.5 %	85.1 %
	12.1 %	12.4 %	13.2 %	12.4 %
	86,524	88,255	89,307	89,381

[4] Total noninterest expenses as a percentage of net interest revenues before provision for loan losses, plus noninterest revenues, and in addition in 2001 adjusted for amortization of goodwill and other intangible assets.

[5] Total noninterest expenses (excluding amortization of goodwill and other intangible assets and restructuring activities) as a percentage of net interest revenues before provision for loan losses, plus noninterest revenues (excluding amortization of negative goodwill).

Group Executive Committee

Josef Ackermann*
born 1948,
Board member since 1996.
Spokesman of the Board of Managing Directors and Chairman of the Group Executive Committee. Also responsible for Corporate Development, Corporate Communications, Economics and provisionally Treasury.



Clemens Börsig*
born 1948,
Board member since 2001.
Chief Financial Officer, responsible for Controlling, Tax and Investor Relations. Provisionally as Chief Risk Officer responsible for Risk Management and Corporate Security.



Michael Cohrs
born 1956,
Global Head of Corporate Finance.





Anshu Jain
born 1963,
Global Head of Global Markets.



Hermann-Josef Lamberti*
born 1956,
Board member since 1999.
Chief Operating Officer, responsible for Cost and Infrastructure Management, Information Technology, Operations, Building and Facilities Management as well as Purchasing.



Kevin Parker
born 1959,
Global Head of Global Equities.

* Member of the Board of Managing Directors of Deutsche Bank AG.

Tessen von Heydebreck*
born 1945,
Board member since 1994.
Chief Administrative Officer,
responsible for Human Resources,
Legal, Compliance and Audit.

Tom Hughes
born 1957,
Global Head of Asset Management.

Jürgen Fitschen
born 1948,
Global Head of Global Transaction
Banking and Relationship Management
Germany.













Pierre de Weck
born 1950,
Global Head of Private Wealth
Management.

Ted Virtue
born 1960,
Global Head of Corporate
Investments.

Herbert Walter
born 1953,
Global Head of Private
and Business Clients.

Supervisory Board

Supervisory Board

Hilmar Kopper
Chairman until May 22, 2002,
Frankfurt am Main

Dr. Rolf-E. Breuer
Chairman from May 22, 2002,
Frankfurt am Main

Heidrun Förster*
Deputy Chairperson
Deutsche Bank 24 AG,
Berlin

Dr. rer. oec. Karl-Hermann Baumann
Chairman of the Supervisory Board
of Siemens Aktiengesellschaft,
Munich

Dr. Ulrich Cartellieri
Frankfurt am Main

Klaus Funk*
Deutsche Bank 24 AG,
Frankfurt am Main

Gerald Herrmann*
Federal Executive Secretary
of Unified Services Union,
Berlin

Sabine Horn*
Deutsche Bank AG,
Frankfurt am Main

Sir Peter Job
London

Prof. Dr. Henning Kagermann
Co-Chairman and CEO
of SAP AG,
Walldorf/Baden

Ulrich Kaufmann*
Deutsche Bank AG,
Düsseldorf

Peter Kazmierczak*
Deutsche Bank AG,
Essen

Adolf Kracht
Chairman of the Supervisory Board
of Wilhelm von Finck AG
Grasbrunn

**Professor Dr.-Ing. E. h.
Berthold Leibinger**
Chairman of the Board of Management
of TRUMPF GmbH + Co. KG,
Ditzingen

Margret Mönig-Raane*
Vice President of
Unified Services Union,
Berlin

Dr. Michael Otto
Chairman of the Board of Management
of Otto-Versand (GmbH & Co.),
Hamburg

Klaus Schwedler*
GTG Gesellschaft für Technisches
Gebäudemanagement mbH,
Eschborn

Tilman Todenhöfer
Deputy Chairman of the Board of
Management of Robert Bosch GmbH,
Stuttgart

**Michael Freiherr Truchseß
von Wetzhausen***
Deutsche Bank AG,
Frankfurt am Main

Lothar Wacker*
Deutsche Bank AG,
Cologne

Dipl.-Ing. Albrecht Woeste
Chairman of the Supervisory Board
and the Shareholders' Committee
of Henkel KGaA,
Düsseldorf

* elected by the staff

Committees

Chairman's Committee
Hilmar Kopper until May 22, 2002
– Chairman
Dr. Rolf-E. Breuer from May 22, 2002
– Chairman
Dr. Ulrich Cartellieri
Heidrun Förster*
Lothar Wacker*

Mediation Committee
Hilmar Kopper until May 22, 2002
– Chairman
Dr. Rolf-E. Breuer from May 22, 2002
– Chairman
Dr. Ulrich Cartellieri
Heidrun Förster*
Ulrich Kaufmann*

Audit Committee
Hilmar Kopper until May 22, 2002
– Chairman
Dr. rer. oec. Karl-Hermann Baumann
– Chairman since May 22, 2002
Dr. Rolf-E. Breuer from May 22, 2002
Dr. Ulrich Cartellieri
Heidrun Förster*
Sabine Horn from January 30, 2002*
Michael Freiherr Truchseß
von Wetzhausen*

Credit and Market Risk Committee
Hilmar Kopper until May 22, 2002
– Chairman
Dr. Rolf-E. Breuer from May 22, 2002
– Chairman
Dr. rer. oec. Karl-Hermann Baumann
Dr. Ulrich Cartellieri
Sir Peter Job from January 30, 2002
– Substitute Member
Adolf Kracht
– Substitute Member

* elected by the staff

Impressum

Impressum

Deutsche Bank Aktiengesellschaft
Taunusanlage 12
D-60262 Frankfurt am Main
Telephone: +49 69 910-00
e-mail: deutsche.bank@db.com

Investor Relations:
Telephone: +49 69 910-3 80 80
e-mail: db.ir@db.com
Internet: www.deutsche-bank.com/ir

Interim Report on the Internet:
www.deutsche-bank.com/q3

Photos

Frank Bauer, London:
page 40
Harry Borden, London:
page 41
Wolfgang von Brauchitsch, Bonn:
page 40
Richard Harris, London:
page 41
Andreas Pohlmann, Munich:
pages 40, 41
Gary Spector, New York:
pages 40, 41
Andreas Teichmann, Essen:
page 41

Forward-looking statements contain risks

This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. Any statement in this report that states our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues, potential defaults of borrowers or trading counterparties, the implementation of our restructuring including the envisaged reduction in headcount, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F filed March 27, 2002 on pages 9 through 13 under the heading "Risk Factors". Copies of this document are available upon request or can be downloaded from www.deutsche-bank.com/ir.

Financial Calendar for 2003

February 7, 2003	Publication of figures for the 2002 financial year
April 30, 2003	Interim Report as of March 31, 2003
June 10, 2003	**General Meeting in the Festhalle, Frankfurt am Main (Exhibition Centre)**
June 11, 2003	Dividend payment
July 31, 2003	Interim Report as of June 30, 2003
October 30, 2003	Interim Report as of September 30, 2003

Deutsche Bank

003 83304 42 · 10/02